August 2, 2005

Gregory S. Wood
Executive Vice President and
  Chief Financial Officer
Liberate Technologies
2655 Campus Drive, Suite 250
San Mateo, CA 94403

	RE:	Liberate Technologies
		Schedule 13E-3 filed June 23, 2005
      File No. 005-58281

		Preliminary Proxy Statement on Schedule 14A
		Filed June 23, 2005
		File No. 0-26565

Dear Mr. Wood:

	This is to advise you that we have conducted a limited review of the above filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K filed June 16, 2005
1. We note the statement in your press release that "those statements above that involve expectations or intentions (such as those related to the proposed transaction) are forward-looking statements within the meaning of the U.S. securities laws, involving risks and uncertainties, and are not guarantees of future performance." Please confirm your understanding that statements made in connection with going private transactions are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Exchange Act. In future filings relating to the going private transaction please include appropriate clarifying disclosure to remove the implication the statements may be properly defined as forward-looking under the federal securities laws and enjoy the corresponding protections.

Schedule 13E-3
2. We note from page 13 of the proxy materials that Liberate was considering the "possibility of converting to a private company" at least as early as April 15, 2005. At that time or perhaps earlier, it had begun considering a reverse split as a mechanism for effectuating a going private transaction, as evidenced by the April
22, 2005 engagement of Duff & Phelps to evaluate the payment to be provided to fractional holders in a reverse split. We note that although the opinion of Duff & Phelps was delivered on June 15, 2005, and the board of directors approved the proposed stock split on that date, the definitive proxy materials for the SeaChange transaction filed on Jun 16, 2005 were not accompanied by a Schedule 13E-3 filing. In your response letter, please provide your analysis concerning whether the SeaChange asset sale is the first step of the
Rule 13e-3 transaction and provide your analysis as to whether a
Schedule 13E-3 was required in connection with the proxy solicitation of the SeaChange asset sale. We are aware that the SeaChange asset sale did not involve an affiliated purchaser and that it would not be a going private transaction considered separately from the reverse stock split solicitation. In responding to this comment, please refer to Questions 4 and 15 of SEC Release 34-17719 and SEC Release
34-16075 (addressing multi-step going private transactions).
3. Please describe any contact and communication between representatives of the Company and any of the five percent or greater stockholders listed in the share ownership table that took place since October 1, 2004, concerning the possibility of terminating the reporting obligations of Liberate, whether by means of a reverse stock split or otherwise.

4. Provide us with a detailed description of any direct or indirect benefits realized by any executive officer, director or more than five percent stockholder as a result of either the Double C or the SeaChange asset sale.

Item 13, page 5
5. Financial information has been incorporated by reference is response to Item 13 of Schedule 13E-3. We are unable to locate summarized financial information addressing "income per common share from continuing operations (basic and diluted)." Please provide complete summarized financial information as required by Instruction
1 to Item 13 of Schedule 13E-3.  Refer to telephone interpretation
H.7 in the July 2001 supplement to our "Manual of Publicly
Available
Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer. Preliminary Proxy Materials
6. It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. Because it does not appear that the company`s public float is sufficient, the company does not appear eligible to incorporate by reference pursuant to Item
13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement or include the undertaking set forth in Instruction D.2 to Schedule 14A. Identify on the last page of the proxy statement the information incorporated by reference. Alternatively, revise the proxy statement to include the information required by Item 13(a).
7. Also, as a reminder, you will need to provide audited financials for your May 31, 2005 fiscal year end. Please see rule 3-12 of Regulation S-X.

Questions and Answers about the Reverse/Forward Stock Split..., page
7

Who Will Bear The Cost Of This Solicitation?, page 11

8. We reference your statement that proxies may be solicited by "personal interview, mail, telephone and electronic communications."
Advise us of the means by which you intend to solicit via the internet, such as internet chat rooms or postings on web sites. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Cautionary Statement Regarding Forward-Looking Statements, page 11
9. Please delete the statement that you disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise or explain how this statement is consistent with your obligations under
Rule 14a-9.

Special Factors, page 12

Background of the Reverse/Forward Stock Split Proposal, page 12
10. Please expand this section to summarize the nature of the known claims that may be pursued or defended following the implementation of the reverse split. Summarize the status of the actions taken and proposed to be taken with respect to material claims by or claims against the company. An overview of the potential benefits that continuing stockholders may experience as a consequence of successful efforts to recover on claims against others and limit liabilities to others should be provided. A reasonably detailed description of these claims, their current status, management`s strategy and objectives in recovering on or limiting exposure to these claims should be provided in the body of the prospectus. Discuss the likely outcomes and the range of potential benefits to continuing stockholders in quantitative terms.

Alternatives Considered, page 15
11. Please more thoroughly compare the estimated costs associated with undertaking the alternative methods of going private, providing information in quantitative terms to the extent practicable.
12. Disclose who first proposed the possibility of going private
and
the date on which this occurred.  Ensure that you have described all
meetings, negotiations, contacts, etc. among board members, management and holders of in excess of ten percent of your shares that related to the possibility of going private in general and the strategy of asset sales coupled with a reverse stock split that was
used to terminate the reporting obligation.   Although you state
on
page 21 that there are no "prior assurances from any of [your] stockholders regarding the vote on the transaction," whether any of those stockholders participated in the process of evaluating the proposal to de-register your shares or the use of asset sales coupled with a reverse split to effectuate this objective, is not clear. Please expand to describe the nature of any involvement by significant stockholders in the steps that led to the proposed transaction.
13. Expand your discussion regarding how and why you determined that
the sale of Liberate Technologies as a public shell was not a feasible or attractive alternative. Please be more specific in describing the "know and unknown liabilities" referenced on page 16 that led you to the conclusion that a public shell was not an attractive alternative.

Purpose of the Reverse/Forward Stock Split, page 16
14. After your recent asset sale, you have no significant operating business. Given your lack of operations, provide supplemental support for your assertion that the going private transaction will result in
$2.2 million in annual savings.
Recommendation of the Board; Fairness of the Transaction, page 18

15. Revise the discussion to address factors (vi) and (viii) listed in Instruction 2 to Item 1014 of Regulation M-A. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and
Answer No. 20 of Exchange Act Release No. 34-17719.

Cashed out Stockholders, page 19

	Current and Historical Market Prices of Liberate`s common stock, page 19
16. Expand your disclosure to explain why the board believed a stock with an average daily trading volume of 164,634 is "thinly traded."
	Going Concern Value, page 19
17. If you intend to expressly adopt the going concern analysis you must include a statement to that effect. Please revise as necessary.
See Question and Answer 20 and 21 in SEC Release No. 17719 (April
13,
1981). This comment also applies to your liquidation analysis. Liquidation Value, page 19

18. Revise your disclosure to clearly indicate that you did not perform a liquidation analysis and explain in greater detail why no such analysis was performed. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.
Remaining Stockholders, page 20
19. Tell us why this subsection does not include a discussion of the effect of the reverse split and Exchange Act de-registration on the existence and liquidity of any market for your common stock. Did the board consider the effects of the proposed transaction on the market that would be available for continuing stockholders, in evaluating the fairness of the reverse split? Please expand the text under this heading and elsewhere, as appropriate.

Opinion and Report of the Financial Advisor, page 23
20. Tell us whether exhibit 16(a)(2) to the Schedule 13E-3 constitutes all written materials, including any draft or preliminary reports, required to be filed as exhibits pursuant to Item 9 of
Schedule 13E-3 and Item 1015 of Regulation M-A. Draft or preliminary presentations to the board should be filed as an exhibit and summarized to the extent they contain data or analyses that materially differ from the presentation that has been filed as an exhibit.

21. We note your reference on page 25 to financial projections that management provided Duff & Phelps. Disclose all of the financial projections that management provided to Duff & Phelps. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

22. On page 25, you state that Duff & Phelps discounted the projected cash flows at a rate that "reflects the relative risk associated with those fund flows, and that it used a "rate of return that security holders could expect to realize on alternative investment opportunities." Please expand to describe more specifically how each of these discount rates was selected. Explain whether a range of discount rates considered was used or considered and if so, provide appropriate disclosure of the effect that changes in the discount rate would have on the value of the cash flows and on the per share value.

Reservation of Rights, page 28
23. Briefly discuss the circumstances under which the Board might choose not to consummate the reverse stock split even after receiving shareholder approval.
Effects of the Proposed Reverse/Forward Stock Split on
Stockholders,
page 28
24. Expand your discussion on page 29 of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-
A. For example, one of the adverse effects of the reverse stock split will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.
25. Also, revise to discuss that you will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Effect of the Proposed Transaction on Liberate, page 31
26. We note Liberate has experienced net losses in each of last three
fiscal years. Disclose, if true, that the security holders who maintain an interest in Liberate and other affiliates will benefit from the company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.
Past Contacts, Negotiations and Transactions, page 34
27. Please expand this section to summarize briefly the economic terms and other significant provisions of the alternative proposal by
"Company X." In this respect the nature of the "major terms" that the parties had agreed upon is unclear. A basic understanding of the
"total consideration and deal structure" of the alternative transaction would provide context that is helpful to an understanding of the choices available to the board, its decision to recommend the reverse split and the determination that the transaction is fair.

Certain United States Federal Income Tax Consequences, page 42

28. Revise this subheading and discussion to reflect that you are addressing "material" and not "certain" tax consequences.

Where You Can Find More Information, page 49
29. Please revise to reflect that the current address of the SEC is
One Station Place 100 F Street, N.E.Washington, D.C. 20002.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
or Michael Pressman, Special Counsel, Office of Mergers &
Acquisitions, at (202) 551-3345 with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director at (202) 551-3730.


	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services


cc:	Michael Pressman, Esq.
      via facsimile
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
(F) 888.329.2950




Gregory S. Wood
Liberate Technologies
August 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE